

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Mark K. Hardwick
Chief Executive Officer
FIRST MERCHANTS CORP
200 East Jackson Street
Muncie, IN 47305-2814

      Re: FIRST MERCHANTS CORP
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          Form 10-Q for the Quarter Ended June 30, 2022
          Filed August 9, 2022
          File No. 001-41342

Dear Mr. Hardwick:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. We note your disclosure of the Non-GAAP indicators 'Adjusted Net Income Available to Common Stockholders' and 'Adjusted Diluted Earnings Per Share' on page 39. Please tell us, and revise future filings, to address the following:
   - Provide all the disclosures in Item 10(e)(1)(i)(C) and (D) of Regulation S-K related to these non-GAAP indicators; and
   - Consider including these two Non-GAAP indicators in the separate 'non-GAAP' section starting on page 51 that houses the rest of your non-GAAP disclosures included in the document.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Bonnie Baynes at (202) 551-4924 or David Irving at (202) 551-3321 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance